Exhibit 8.1

Principal subsidiaries of The Royal Bank of Scotland Group plc

	Nature of business	Country of incorporation and principal area of operation	Group interest
The Royal Bank of Scotland plc	Banking	Great Britain	100%
National Westminster Bank Plc (1)	Banking	Great Britain	100%
Coutts & Company (2)	Private banking	Great Britain	100%
RBS Securities Inc.	Broker dealer	US	100%
Ulster Bank Limited	Banking	Northern Ireland	100%
Ulster Bank Ireland Designated Activity Company	Banking	Republic of Ireland	100%
The Royal Bank of Scotland International Limited	Financial Institution	Jersey	100%

Notes:
(1)	The company does not hold any of the preference shares in issue.
(2)	Coutts & Company is incorporated with unlimited liability. Its registered office is 440 Strand, London WC2R 0QS.

The above information is provided only in relation to subsidiary companies which would be deemed to be a “significant subsidiary” in accordance with rule 1-02(w) of Regulation S-X as at 31 December 2017.